DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

06024869

January 31, 2006

Elizabeth A. Nemeth
Winston & Strawn LLP
35 West Wacker Drive
Chicago, IL 60601-9703

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/31/2006

Re: Fortune Brands, Inc.
Incoming letter dated December 20, 2005

Dear Ms. Nemeth:

This is in response to your letter dated December 20, 2005 concerning the shareholder proposal submitted to Fortune Brands by Nick Rossi. We also have received a letter on the proponent's behalf dated December 22, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

PROCESSED
MAR 01 2006
THOMSON
FINANCIAL

Eric Finseth
Attorney-Adviser

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

789073

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ELIZABETH A. NEMETH
(312) 558-7581
lnemeth@winston.com

RECEIVED
2005 DEC 21 PM 3:24
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 20, 2005

BY FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Fortune Brands, Inc.; Commission File No. 1-9076
Exclusion of Shareholder Proposal Pursuant to Rule 14a-8(j)

Ladies and Gentlemen:

Our firm serves as counsel for Fortune Brands, Inc., a Delaware corporation ("Fortune Brands" or the "Company"). The Company presently intends to file its definitive 2006 proxy statement and form of proxy (collectively, the "2006 Proxy Materials") on or after March 13, 2006. Accordingly, pursuant to Rule 14a-8(j)(1) under the Securities Exchange Act of 1934 (the "Exchange Act"), we are submitting this letter on behalf of Fortune Brands to the staff of the Division of Corporation Finance (the "Staff") not fewer than 80 days before Fortune Brands intends to file its 2006 Proxy Materials with the Securities and Exchange Commission (the "Commission").

Fortune Brands received a stockholder proposal (the "Proposal") from Nick Rossi. A copy of the Proposal and accompanying cover letter, dated September 29, 2005, is attached as Exhibit A. Mr. Rossi submitted the Proposal for inclusion in Fortune Brands' 2006 Proxy Materials for its 2006 annual stockholders' meeting. The cover letter states that Mr. John Chevedden is representing Mr. Rossi with respect to shareholder matters, including the Proposal, and is Mr. Rossi's proxy for all purposes in connection with the Proposal.

Subject to the Staff's response, Fortune Brands intends to exclude the Proposal from its 2006 Proxy Materials pursuant to Rule 14a-8(i)(3), on the basis that the supporting statement is contrary to the Commission's Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Fortune Brands respectfully requests the Staff's concurrence that it will not recommend enforcement action if Fortune Brands excludes the entire Proposal, or in the alternative, excludes the materially false and misleading statements in the supporting statement, from the 2006 Proxy Materials pursuant to this rule.

In accordance with Rule 14a-8(j) of the Exchange Act, enclosed are six copies of this letter and the attachments to this letter. By copy of this letter to Mr. Chevedden, Fortune Brands notifies Messrs. Rossi and Chevedden of its intention to exclude the Proposal (including the resolution and supporting statement) from its 2006 Proxy Materials.

I. Background

Currently, Fortune Brands' Board of Directors (the "Board") consists of 10 members and is divided into three classes, having three-year terms that expire in successive years. On September 29, 2005, Mr. Rossi sent the Proposal to the Company. The Company sent a letter to Mr. Chevedden on October 7, 2005 (attached as Exhibit B) discussing procedural inadequacies in the Proposal. The Company then received the required proof of stock ownership on October 14, 2005 (attached as Exhibit C). On November 30, 2005, Fortune Brands sent Mr. Chevedden a letter (attached as Exhibit D) detailing certain factual inaccuracies in the Proposal and requesting that Mr. Chevedden revise the Proposal accordingly. On the same day, Mr. Chevedden responded in an email (attached as Exhibit E) stating that he would not discuss the Proposal with Fortune Brands until the latter confirmed that it would include the Proposal in the 2006 Proxy Materials. On December 9, 2005, Fortune Brands delivered a letter to Mr. Chevedden (attached as Exhibit F) stating that it would indeed include the Proposal in the 2006 Proxy Materials if Mr. Chevedden revised the Proposal to fix the factual inaccuracies and misleading statements. Finally, Mr. Chevedden responded on the same day with a confusing email (attached as Exhibit G) which, in essence, indicated a refusal to discuss or revise the Proposal.

II. The Proposal

The Proposal states in pertinent part:

> "RESOLVED, Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt and implement annual election of each director. This would include that our director elections completely transition from the current staggered system to 100% annual election of each director in one election cycle if practicable. Also to transition solely through direct action of our board if this is practicable."

The Proposal's supporting statement makes the following assertions, among others, and states that "this list of deficiencies reinforces the reason to adopt the initial RESOLVED statement" of the Proposal:

"The Corporate Library (TCL), an independent investment research firm in Portland, Maine rated our Company:
"D" in Board Effectiveness Rating
"D" in CEO Compensation
"D" in Shareholder Responsiveness
"D" in Accounting
Overall Governance Risk Rating = D
Overall Board Effectiveness Rating = D"

"In response to a 2004 shareholder proposal, Fortune adopted a policy requiring poison pill shareholder approval, but allowing the board to override the policy and adopt a pill without shareholder approval. According to The Corporate Library, this 'override' provision undermines the shareholder approval requirement."

"Four directors were allowed to hold from 4 to 6 director seats each - Over-extension concern."

"Total CEO Compensation: $16 million. ... Including the exercise of options, the total value of our CEO's pay doubled in one year."

III. The Materially False and Misleading Statements in the Proposal

Statements Regarding The Corporate Library Ratings

While the Proposal cites The Corporate Library's subjective grade for Fortune Brands, it omits the Corporate Library's more objective rating of 88% for Fortune Brands' corporate governance. In addition, the current ISS CGQ rates Fortune Brands as outperforming 93.8% of the S&P 500 and 99.6% of the consumer durables and apparel group. Fortune Brands is proud of its corporate governance system and record. The Proposal does not even reference the existence of more favorable ratings. By relying on the subjective opinion of a single outside group and ignoring (and not even referencing the existence of) additional ratings based on more objective criteria, the Proposal's supporting statement is not balanced. Such an unbalanced statement is materially misleading to Fortune Brands' shareholders.

Statement Regarding Rights Plan Policy

Second, the Proposal asserts that "In response to a 2004 shareholder proposal, Fortune adopted a policy requiring poison pill shareholder approval, but allowing the board to override the policy and adopt a pill without shareholder approval." That is materially misleading and misrepresents the Board's action. Fortune Brand's rights plan policy, which is set forth as item F.2 in its Corporate Governance Principles, provides that the Board can only adopt a rights plan without prior shareholder approval if a majority of the independent directors on the Board feels that it is in the best interests of the stockholders or if it is required by the Board's fiduciary duties. Importantly, if the Board does adopt a rights plan, the plan is subject to shareholder approval within one year of its adoption. Fortune Brands' rights plan policy states that if shareholders do not approve the rights plan, the rights plan will be terminated. Using this erroneous summary of the Board's rights plan policy and labeling it as a "deficiency" that supposedly reinforces the need to adopt the Proposal is materially false and misleading to Fortune Brands' shareholders.

Statement Regarding Number of Director Seats Held by Fortune Brands' Directors

Next, the Proposal asserts that "Four directors were allowed to hold from 4 to 6 director seats each... ." This statement is objectively inaccurate. In Fortune Brands' 2005 definitive proxy statement and form of proxy (the "2005 Proxy Statement"), Fortune Brands noted that Messrs. Reyes and Thomas and Mrs. Tatlock were each a director at four public companies. The 2005 Proxy Statement did not indicate that any of Fortune Brands' directors was a director at more than four public companies (including Fortune Brands). Since that time, Mr. Thomas and Mrs. Tatlock have reduced the number of directorships that each holds. Fortune Brands' 2005 Proxy Statement shows that at that time, none of its directors were directors at more than four companies with a class of securities registered pursuant to Section 12 of the Exchange Act and Fortune Brands has confirmed to us that at and since that time, no director has held more than four such director positions. To Fortune Brands' knowledge, certain of its directors are directors at more than four entities if charitable organizations and private companies are included in the calculation. However, such positions are, in general, not as time consuming as a position with a public company, and therefore, we believe they do not cause the "overextension concern" that the Proposal discusses. The statement in the Proposal to the contrary is therefore materially false. It is also materially misleading in that it would have Fortune Brands' shareholders believe that the Board has an overextension concern and therefore should be subject to stronger shareholder oversight via the annual elections requested by the Proposal. Based on the foregoing, we believe that the Proposal is materially false and misleading.

Statement Regarding CEO Compensation

Finally, the Proposal asserts that total CEO compensation in 2004 was $16 million and that CEO compensation doubled in one year. These statements are materially false and misleading. As disclosed in the 2005 Proxy Statement, Fortune Brands' CEO's (Norman Wesley) salary and bonus totaled $2,217,200 in 2003 and $2,507,600 in 2004 and his total compensation, including long-term components, was $6,673,844 in 2003 and $8,225,542 in 2004. The $16 million figure in the Proposal must include gains on the exercise of stock options, a figure that can fluctuate greatly from year-to-year and which is not an accurate measure of annual compensation.

Mr. Wesley's compensation is largely equity-based, and therefore, his interests are closely aligned with those of Fortune Brands' shareholders. Any gain to Mr. Wesley derived from the exercise of stock options was due to the increase in Fortune Brands' stock price, which reflects the creation of significant value for all of Fortune Brands' shareholders. Conversely, if the price of Fortune Brands stock does not increase, stock options have no value. Fortune Brands believes this approach to compensation is optimal for shareholders. Over the last five years, shareholders have gained over 250% before dividends on their investment. Mr. Wesley's compensation in 2005, as calculated in the Proposal, increased in large part due to that stock price increase, which benefited all Fortune Brands' shareholders. Therefore, the statements that Mr. Wesley's 2004 compensation was $16 million and doubled in one year are materially false and misleading.

IV. The entire Proposal is properly excludable under Rule 14a-8(i)(3) because it contains materially false or misleading statements which are prohibited by Rule 14a-9

Rule 14a-8(i)(3) permits the exclusion of shareholder proposals if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Commission has stated that "reliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where ... the company demonstrates objectively that a factual statement is materially false or misleading. ..." See Staff Legal Bulletin No. 14B (September 15, 2004). Fortune Brands believes that it has demonstrated objectively that certain factual statements made in the Proposal are materially false or misleading.

In addition, the Staff has stated that "[w]hen a proposal or supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." See Staff Legal Bulletin No. 14 (July 13, 2001), as reiterated in Staff Legal Bulletin No. 14B (September 15, 2004). Fortune Brands believes that the Proposal contains so many materially false and misleading statements that it would make Staff review unproductive. The inaccuracies and misleading statements detailed in this letter render a substantial portion of the supporting statement either materially false or misleading. This would require such extensive editing to revise or eliminate such statements that full exclusion under Rule 14a8-(i)(3) is warranted.

V. Conclusion

Based upon the foregoing, Fortune Brands respectfully requests that the Staff confirm, at its earliest convenience, that it will not recommend any enforcement action if Fortune Brands excludes from the 2006 Proxy Materials for its 2006 annual shareholders' meeting in reliance on Rule 14a8-(i)(3) (a) the entire Proposal or (b) at a minimum, the supporting statements discussed in this letter. We would very much appreciate a response from the Staff on this no-action request as soon as practicable, and in all cases no later than February 15, 2006, so that the Company can meet its timetable in preparing the 2006 Proxy Materials.

Should you disagree with the conclusions set forth in this letter, I respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Should you have any questions regarding any aspect of this matter or require any additional information, please contact me via telephone at (312) 558-7581 or facsimile at (312) 558-5700. Mr. Chevedden can be contacted at the address and fax number (which is the same as the telephone number) provided on the correspondence attached hereto as Exhibit A.

Please acknowledge receipt of this letter and its enclosures by date-stamping one of the enclosed copies of this letter and returning it to me in the enclosed envelope.

Sincerely,

Elizabeth A. Nemeth

Elizabeth A. Nemeth

cc: Mark A. Roche
Senior VP, General Counsel & Secretary
Fortune Brands, Inc.

EXHIBIT A

Proposal Letter dated September 29, 2005
[see attached]

Nick Rossi
P.O. Box 249
Boonville, CA 95415

Mr. Norman Wesley
Chairman
Fortune Brands, Inc. (FO)
300 Tower Parkway
Lincolnshire, IL 60069
PH: 847-484-4400
FX: 847-478-0073

Dear Mr. Wesley,

This Rule 14a-8 proposal is respectfully submitted for the 2006 annual shareholder meeting to support the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Nick Rossi

Sept 23 -05

cc: Mark A. Roche
Corporate Secretary
FX: 847-484-4490

[September 29, 2005]
3 – Elect Each Director Annually

RESOLVED: Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt and implement annual election of each director. This would include that our director elections completely transition from the current staggered system to 100% annual election of each director in one election cycle if practicable. Also to transition solely through direct action of our board if this is practicable.

The Safeway 2004 definitive proxy is one example of converting from a 100% staggered system to a 100% annual election of each director system in one election cycle. Southwest Airlines began transition to annual election of each director solely through direct action by the Southwest Airlines board in 2005.

Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

66% Yes-Vote

Thirty-three (33) shareholder proposals on this topic achieved an impressive 66% average yes vote in 2005 through late September. The Council of Institutional Investors www.cii.org, whose members have $3 trillion invested, recommends adoption of this proposal topic.

Progress Begins with One Step

The reason to take the above RESOLVED step is reinforced by viewing our overall corporate governance vulnerability. For instance in 2005 it was reported (and corresponding concerns are noted):

- The Corporate Library (TCL), an independent investment research firm in Portland, Maine rated our company:
  - "D" in Board Effectiveness Rating
  - "D" in CEO Compensation
  - "D" in Shareholder Responsiveness
  - "D" in Accounting

  Overall Governance Risk Assessment = High
  Overall Board Effectiveness Rating = D
- We had no Independent Chairman – Independent oversight concern.
- Shareholders were only allowed to vote on individual directors once in 3-years – Accountability concern.
- An awesome 80% shareholder vote was required to make certain key changes – Entrenchment concern.
- Cumulative voting was not permitted.

Additionally:

- In response to a 2004 shareholder proposal, Fortune adopted a policy requiring poison pill shareholder approval, but allowing the board to override the policy and adopt a pill without shareholder approval. According to The Corporate Library, this "override" provision undermines the shareholder approval requirement.
- Our full Board met only 6-times in a full year – Commitment concern.
- Four directors were allowed to hold from 4 to 6 director seats each – Over-extension concern.

• Total CEO Compensation: $16 million
• Including the exercise of options, the total value of our CEO's pay doubled in one year.

This list of deficiencies reinforces the reason to adopt the initial RESOLVED statement of this proposal.

Our directors should be comfortable with this proposal because our unopposed directors typically need only one vote for election – out of tens of millions of shares.

Best for the Investor

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said:
In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them.
"Take on the Street" by Arthur Levitt

Elect Each Director Annually
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting. Verification of stock ownership will be forwarded.

EXHIBIT B

Letter from Fortune Brands to Mr. Chevedden dated October 7, 2005
[see attached]

Legal Department

FORTUNE BRANDS

October 7, 2005

VIA FACSIMILE/REGISTERED MAIL

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Dear Mr. Chevedden:

I am in receipt of Mr. Nick Rossi's letter dated September 29, 2005 by which Mr. Rossi requested that the Board of Directors of Fortune Brands, Inc. (the "Board of Directors") address certain matters at the 2006 Annual Meeting of Stockholders of Fortune Brands, Inc. (the "Company"). The letter indicated that all future correspondence should be made to you rather than Mr. Rossi.

Procedural Deficiencies

As required by Rule 14a-8(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company is notifying you of the following procedural deficiencies related to the submitted proposal. You have not complied with Rule 14a-8(b) under the Exchange Act by your failure to submit documentary evidence to establish (i) that you are the beneficial owner of $2,000 in market value, or 1%, of the outstanding common stock of the Company; and (ii) that as of September 26, 2005, you have held such common stock for at least one year. A copy of Rule 14a-8(b) is attached as Annex A to assist you in complying with these requirements and correcting these deficiencies.

Please be advised that your failure to adequately correct these deficiencies within 14 calendar days of receipt of this notification will result in the proposal being ineligible for consideration at the 2006 Annual Meeting and in its exclusion from the Company's proxy materials.

Factual Inaccuracies

In addition to the procedural inaccuracies noted above, the Company notes that Mr. Rossi's proposal contained certain factual inaccuracies. The Company will provide you with the details of any factual inaccuracies under separate cover.

Please be advised that this letter in no manner waives any of the Company's rights to exclude the proposed business set forth in Mr. Rossi's letter from consideration at the 2006 Annual Meeting for any reason under applicable law, including any of the bases for exclusion enumerated in Rule 14a-8(i) of the Exchange Act, the General Corporation Law of Delaware or the Company's By-Laws. Please continue to direct all correspondence directly to Mark A. Roche at Fortune Brands, Inc., 300 Tower Parkway, Lincolnshire, IL 60069, Facsimile: 847-484-4490.

Sincerely,

Elizabeth R. Lane

Elizabeth R. Lane
Senior Counsel and Assistant Secretary

Enclosure

cc: Norman H. Wesley
Chairman and Chief Executive Officer

Mark A. Roche
Senior Vice President, General Counsel and Secretary

Annex A

Rule 14a-8(b) of the Securities Exchange Act of 1934

* * * * *

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

* * * * *

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FORTUNE BRANDS

Fax

Date: 10/7/2005

To: Mr. John Chevedden

Phone:

Fax: 310-371-7872

From: Elizabeth Lane

Phone: 847-484-4447

Fax: 847-484-4490

Number of pages including cover: 4

CC:

Re: Fortune Brands, Inc.

Please see the attached letter.

EXHIBIT C

Proof of Stock Ownership from Morgan Stanley dated October 14, 2005
[see attached]

Copies to ... pla
L. New ...
10/20/05

Mark S. Christensen
Vice President
Financial Advisor

3558 Round Barn Blvd. #201
Santa Rosa, CA 95403

toll-free 800 827 2655
direct 707 524 1070
fax 707 524 1099

MorganStanley

Post-it® Fax Note 7671	Date 10-19-05 # of pages ▸
To Mark Roche	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # 310-371-7872
Fax # 847-484-4490	Fax #

478-0073

October 14, 2005

To Whom It May Concern:

All quantities continue to be held without interruption in Nick Rossi's account as of the date of this letter.

Nick Rossi deposited the following certificates to his Morgan Stanley transfer on death account (122-020137-70) on the respective dates:

May 16, 2002

120 shares Electronic Data Systems Corp. bought an additional 380 shares on 3-5-2003
- now owns 500 shares
1000 shares Hubbell Inc A
1000 shares Genuine Parts Co
525 shares General Motors Corp
500 shares Bethlehem Steel Corp
1000 shares Baker Hughes Inc.
1427 shares Chevron Texaco Corp
- 2 for 1 split 9/10/04 - now owns 2,854 shares
1652 shares Fortune Brands Inc., received 388shares ACCO Brands Corp - spunoff from Fortune Brands on 8-16-05
1652 shares Gallaher Group PLC ADR
419 shares Delpi Corporation, bought additional 581 shares on 3-16-2005, now owns 1,000 shares
452 shares Bank of America Corp., bought an additional 248 shares on 11-25-2003
- 2 for 1 split 8-27-04 now owns 1400 shares

May 22, 2002

2000 shares Cedar Fair LP Dep Units
1683 shares Daimler-Chrysler AG

July 9, 2002

1000 shares UST Inc.
1000 shares Teppco Partners LP
2000 shares Service Corp Intl
800 shares Maytag Corp
3120 shares Kimberly Clark Corp. sold 120 shares on 11-25-2003, now owns 3000 shares
1000 shares UIL Hldgs Corp
1000 shares Plum Creek Timber Co Inc REI
600 shares 3M Company (split 9-29-03)
1000 shares Terra Nitrogen Co LP Com Unit
1000 shares UGI Corporation New 3 for 2 split 4-1-03, received 1,500 shares UGI 5-24-05 for 2 for 1 split
- now owns 1500 shares
580 shares Scottish Power PLC ADR New
600 shares PG & E Corp
1000 shares Unilever PLC (new) ADS
7593 shares Servicemaster Co.
1054 shares SBC Communications
90 shares Neenan Paper Inc Spun off from Kimberly Clark Corp 11-30-2004

August 15, 2002

300 shares Marathon Oil Co.

On May 23, 2002 Nick Journalled into the same account the following:

200 shares Safeway Inc Com New
10,000 par value USG Bond 8.50% due 8/1/2005, sold on 6-10-2004, eliminated this holding
1000 shares Bristol Myers Squibb Co
500 shares Bristol Myers Squibb Co was purchased on May 21, 2003,
500 shares Bristol Myers Squibb Co was purchased on April 21, 2004,
- now owns 2000 shares

The following deposits and/or purchases as noted were made:

Aegon NV ADR
Deposited 5/16/02 1436 shares
Reinvested Dividends 5-13-03 57 shares
Reinvested dividends 9-23-05 29 shares, total owned 1,522 shares

500 shares of Merck & Co. purchased Oct 5, 2004
1000 shares Schering Plough, 500 purchased Oct 4, 2002 and 500 purchased 3-6-2003
1000 shares Dynegy Inc (Hldg Co) Class A purchased 12-10-2004
800 shares Safeway Inc Com New purchased 1-06-2005
500 shares Pfizer Inc purchased 1-18-2005
500 shares HSBC Holdings PLC Spon ADR New purchased 3-28-2005, additional 500 shares purchased on 4-21-2005, now owns 1,000 shares

All quantities continue to be held in Nick's account as of the date of this letter.

Sincerely,
Mark S. Christensen
Mark S. Christensen
Vice President, Investments

EXHIBIT D

Letter from Fortune Brands to Mr. Chevedden dated November 30, 2005
[see attached]

2

Mark A. Roche
Senior Vice President, General Counsel and Secretary

FORTUNE BRANDS

November 30, 2005

VIA FACSIMILE/FEDERAL EXPRESS

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Dear Mr. Chevedden:

As indicated in our letter of October 7, 2005, there are factual inaccuracies in Mr. Rossi's proposal.

First, the proposal asserts that "In response to a 2004 shareholder proposal, Fortune adopted a policy requiring poison pill shareholder approval, but allowing the board to override the policy and adopt a pill without shareholder approval." That is misleading and misrepresents the Board's action. The policy provides that the Board of Directors can only adopt a rights plan without prior shareholder approval if a majority of the Board feels that it is in the best interests of the stockholders or if it is required by the Board's fiduciary duties. Importantly, if the Board does adopt a rights plan, the plan is subject to shareholder approval within one year of its adoption. If the Company's shareholders vote against the rights plan, the rights plan will be terminated.

Second, the proposal asserts that "Four directors were allowed to hold from 4 to 6 director seats each..." This is not accurate. In the Company's 2005 Proxy Statement, the Company noted that Messrs. Reyes and Thomas and Mrs. Tatlock each held 4 director seats. The Proxy Statement did not indicate that any of the Company's directors held more than 4 directorships (including with the Company). Since that time, Mr. Thomas and Mrs. Tatlock have reduced the number of directorships that each holds.

Finally, the proposal asserts that total CEO compensation in 2004 was $16 million and that CEO compensation doubled in one year, which is inaccurate and misleading. Mr. Wesley's salary and bonus, which totaled $2,217,200 in 2003 and $2,507,600 in 2005, are at the 50th percentile of CEO compensation generally and at peer group companies. Your $16 million figure must include gains on the exercise of stock options, a figure that can fluctuate greatly from year-to-year and which is not an accurate measure of annual compensation. Mr. Wesley's compensation is largely equity-based, and therefore, his interests are closely aligned with those of the Company's shareholders. Any gain to Mr. Wesley derived from the exercise of stock options was due to the increase in the Company's stock price, which reflects the creation of significant value for all of the Company's shareholders. Conversely, if the price of Fortune Brands stock does not increase, stock options have no value. The

Company believes this approach to compensation is optimal for shareholders. Over the last five years, shareholders have gained over 150% before dividends on their investment due to Mr. Wesley's leadership.

In addition, while the proposal cites The Corporate Library's subjective grade for the Company, it omits the Corporate Library's more objective rating of 88% for the Company's corporate governance. In addition, you should note that the ISS CGQ rates Fortune Brands as outperforming 94.4% of the S&P 500 and 99.6% of the consumer durables and apparel group. We are proud of our corporate governance system and record. By relying on the subjective opinion of a single outside group and ignoring additional ratings based on more objective criteria, the proposal's supporting statement is not balanced and we ask that you modify it.

We request that you revise your proposal to correct the factual inaccuracies and misleading statements and redeliver it to the Company as soon as possible.

Please be advised that this letter in no manner waives any of the Company's rights to exclude the proposed business set forth in Mr. Rossi's letter from consideration at the 2006 Annual Meeting for any reason under applicable law, including any of the bases for exclusion enumerated in Rule 14a-8(i) of the Exchange Act, the General Corporation Law of Delaware or the Company's By-Laws. Please continue to direct all correspondence directly to me at Fortune Brands, Inc., 300 Tower Parkway, Lincolnshire, IL 60069, Facsimile: (847) 484-4490.

Sincerely,

Mark A. Roche

Mark A. Roche
Senior Vice President, General Counsel and Secretary

cc: Norman H. Wesley
Chairman and Chief Executive Officer

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TRANSMISSION OK

TX/RX NO	4692
RECIPIENT ADDRESS	913103717872
DESTINATION ID	
ST. TIME	11/30 16:02
TIME USE	02'40
PAGES SENT	3
RESULT	OK

FORTUNE BRANDS

Fax

Date: November 30, 2005

To: John Chevedden

Phone:

Fax: 310-371-7872

From: Mark A. Roche

Phone: 847-484-4440

Fax: 847-484-4490

Number of pages including cover: 3

CC:

Re:

EXHIBIT E

Email from Mr. Chevedden to Fortune Brands dated November 30, 2005
[see attached]

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Wednesday, November 30, 2005 4:28 PM
To: Roche, Mark
Subject: (FO)

Mr. Roche,
There does not seem to be any point in discussing the details of the proposal until the company decides that the resolved statement of about 60-words (submitted 2-months ago) will be included in the definitive proxy.
Sincerely,
John Chevedden

cc: Nick Rossi

EXHIBIT F

Letter from Fortune Brands to Mr. Chevedden dated December 9, 2005
[see attached]

Mark A. Roche
Senior Vice President, General Counsel and Secretary

FORTUNE BRANDS

December 9, 2005

VIA FACSIMILE/FEDERAL EXPRESS

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Dear Mr. Chevedden:

I am in receipt of your e-mail correspondence of November 30, 2005 requesting confirmation that Fortune Brands will include Mr. Rossi's proposal in the 2006 Proxy Statement. Please note that if Mr. Rossi's proposal is revised to correct the factual inaccuracies and misleading statements as described in my correspondence of November 30, 2005, the Company intends to include the proposal in its 2006 Proxy Statement. However, if the Company does not receive a revised proposal correcting the factual inaccuracies and misleading statements, we will seek to have your proposal excluded from the Proxy Statement. Please revise your proposal to correct the factual inaccuracies and misleading statements and redeliver it to the Company as soon as possible.

Please be advised that this letter in no manner waives any of the Company's other rights to exclude the proposed business set forth in Mr. Rossi's letter from consideration at the 2006 Annual Meeting for any reason under applicable law. Please continue to direct all correspondence directly to me at Fortune Brands, Inc., 300 Tower Parkway, Lincolnshire, IL 60069, Facsimile: (847) 484-4490.

Sincerely,

Mark A. Roche

Mark A. Roche

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TRANSMISSION OK

TX/RX NO	4713
RECIPIENT ADDRESS	913103717872
DESTINATION ID	
ST. TIME	12/09 16:02
TIME USE	01'24
PAGES SENT	2
RESULT	OK

FORTUNE BRANDS

Fax

Date: 12/9/2005

To: John Chevedden

Phone:

Fax: 310-371-7872

From: Mark A. Roche

Phone: 847-484-4440

Fax: 847-484-4490

Number of pages including cover: 2

CC:

Re: Shareholder Proposal

From: Origin ID: (847)484-4464
Mark Roche
Fortune Brands, Inc.
300 Tower Parkway

Lincolnshire, IL 60069

FedEx Express

E

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Account#: S *********

REF:

Delivery Address Bar Code

SHIP TO: (310)371-7872 BILL SENDER

John Chevedden
John Chevedden
2215 Nelson Avenue, #205

Redondo Beach, CA 90278

PRIORITY OVERNIGHT **MON**

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EXHIBIT G

Email from Mr. Chevedden to Fortune Brands dated December 9, 2005
[see attached]

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Friday, December 09, 2005 9:21 PM
To: Roche, Mark
Subject: Fortune Brands, Inc. (FO)

cc: Mark A. Roche
Corporate Secretary
Fortune Brands, Inc. (FO)
FX: 847-484-4490

Mr. Roche,
This is in reply to your November 30, 2005 letter.
First, "misleading" is a subjective term on which reasonable minds can differ.
Second, the information provided is incomplete because it does not eliminate the possibility that the latest available information at some point in 2005 indicated that four directors held 4 to 6 board seats each. This is further incomplete because companies routinely omit notice of some director seats in their definitive proxy.
Third, since a correct annual figure can fluctuate greatly "year-to year" does not make such correct figure incorrect.
Fourth, the fact that a company may score well on some metrics does not entitle the company to exclude metrics that show lower performance.
Sincerely,
John Chevedden

From: J [olmsted7p@earthlink.net]
Sent: Thursday, December 22, 2005 12:44 PM
To: CFLETTERS
Cc: mark_roche@fortunebrands.com
Subject: Re Fortune Brands, Inc. (FO) No-Action Request Nick Rossi

Re Fortune Brands, Inc. (FO) No-Action Request Nick Rossi

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 22, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Fortune Brands, Inc. (FO)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Simple Majority Vote
Shareholder: Nick Rossi

Ladies and Gentlemen:

This is an initial response to the Fortune Brands December 20, 2005 no action request.

The company seems to raise routine pre-SLB 14B type objections to the text of the proposal. The company was reminded of SLB 14B in the notes that immediately followed the submitted proposal 3-months ago. The company makes no acknowledgment of SLB 14B in attempting to explain why its objections go beyond the wasteful nitpicking that SLB 14B appears to address.

Sun Microsystems, Inc. (July 21, 2005) is a case where similar material from The Corporate Library was not allowed to be excluded. Fortune now uses arguments similar to those raised by Sun Microsystems.

The company[1]s objections could possibly fit a proposal text introductory statement that began: These are editorially balanced pro and con reasons to consider this proposal.

The company[1]s objections could possibly fit if definitive proxy rule 14a-8 management objection statements were required to state that they are an editorially balanced pro and con viewpoint in considering a proposal.

Due to the wide-spread practice of not reporting some directorships, the company should have at least submitted and affidavit from its directors on the maximum number of directorships each relevant director held in 2005.

The company did not attempt to rebut, prior to submitting its no action request, this December 9, 2005 email which the company included as an exhibit:

From: J <olmsted7p@earthlink.net>
Date: Fri, 09 Dec 2005 19:20:43 -0800
To: <mark_roche@fortunebrands.com>
Subject: Fortune Brands, Inc. (FO)

cc: Mark A. Roche
Corporate Secretary
Fortune Brands, Inc. (FO)
FX: 847-484-4490

Mr. Roche,
This is in reply to your November 30, 2005 letter.
First, "misleading" is a subjective term on which reasonable minds can differ.
Second, the information provided is incomplete because it does not eliminate the possibility that the latest available information at some point in 2005 indicated that four directors held 4 to 6 board seats each. This is further incomplete

because companies routinely omit notice of some director seats in their definitive proxy.
Third, since a correct annual figure can fluctuate greatly "year-to year" does not make such correct figure incorrect.
Fourth, the fact that a company may score well on some metrics does not entitle the company to exclude metrics that show lower performance.
Sincerely,
John Chevedden

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder party have an opportunity to submit additional material in support of the inclusion of this shareholder proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Nick Rossi
cc: Mark A. Roche
mark_roche@fortunebrands.com

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 31, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Fortune Brands, Inc.
Incoming letter dated December 20, 2005

The proposal requests that the board take the necessary steps, in the most expeditious manner possible, to adopt and implement annual election of each director.

We are unable to concur in your view that Fortune Brands may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that Fortune Brands may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Greg Belliston

Gregory Belliston
Attorney-Adviser